       [LETTERHEAD OF DE MARTINO FINKELSTEIN ROSEN & VIRGA APPEARS HERE]

                             November 8, 1996

                                                  VIA FACSIMILE AND EDGAR
                                                  -----------------------

Mr. Richard K. Wulff
Chief, Office of Small Business Policy
Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C.  20549

      Re:  THINK New Ideas, Inc.
           File Number: 333-12795
           ----------------------

Dear Mr. Wulff:

     Enclosed for filing pursuant to the Securities Act of 1933, as amended (the "Act") is Pre-Effective Amendment No. 1 (the "Pre-Effective Amendment") to the Registration Statement on Form SB-2 ("Registration Statement") of THINK New Ideas, Inc. (the "Company"), as filed with the Securities and E xchange Commission (the "Commission") on September 26, 1996. We are in receipt of the Commission staff's comment letter dated November 6, 1996. Hereinafter provided are responses to your comments. For purposes of clarity and organization, we have set forth your respective requests and comments f ollowed by the responses thereto. Capitalized terms used in the responses provided herein, but not otherwise defined, have the respective meanings attributed to them in the Registration Statement.

Prospectus Summary - Page 4
---------------------------

     We have noted the disclaimer regarding the non-incorporation of the numerous web sites listed throughout the document. It is not clear that the disclaimer is effective or appropriate. Your views on this issue are requested supplementally. We may have further comments.

Response: Given the nature of the Company's business and the importance of the worldwide web to business today we believe that it would be inappropriate to provide a physical address and not a website address. For example, applicable regulations require us to recite the Commission's website address in the discussion set forth under "Additional Information." Please note that there is nothing of a financial or securities promotional nature in the referenced websites.

Mr. Richard K. Wulff
November 8, 1996
Page 2


Moreover, all material information regarding a purchase of the Company's Common Stock is contained in the Registration State ment. Finally, Section (a) of Rule 411 of Regulation C under the Securities Act of 1933, as amended (the "Act"), (17 C.F.R. (S)230.411(a), specifically precludes the incorporation of information into a prospectus, unless the form of the appropriate registration statement provides for such incorporat ion. Form SB-2 does not allow for any such incorporation. Therefore, we respectfully submit that the cited language is appropriate and consistent with applicable law.

Use of Proceeds - Page 18
-------------------------

     The allocation of proceeds should be made with greater particularity. Amounts proposed to be used for identified working capital and general corporate purposes should be stated. In addition, the Company's intentions with respect to utilizing the proceeds for the business rather than investing in securities should be made more clearly evident.

Response: Greater specificity has been provided in the Pre-Effective Amendment.

Principals and Selling Security Holders - Page 47
-------------------------------------------------

     The principals of Benchmark Equity Group, Inc. and Omnicom Group should be identified. See General Instruction C to Schedule 13D in this regard for guidance.

Response:Benchmark Equity Group, Inc. ("Benchmark") is owned and controlled by Frank DeLape. The Pre-Effective Amendment includes disclosure to that effect in the footnote relating to Benchmark in the Principal and Selling Security Holders chart.

     As discussed in the penultimate paragraph of the "Prospectus Summary," Omnicom is a multinational corporation. Moreover Omnicom is publicly held. The Pre-Effective Amendment includes disclosure to that effect in the footnote relating to Omnicom in the Principal and Selling Security Holders c hart While the last section of Instruction C to Form 13D requires information regarding executive officer, director and other controlling persons of a Rule 13d-3 filer in a Form 13D filing, we respectfully submit that such disclosure is not appropriate or of any utility in a registration statement context insofar as Omnicom is widely and publicly held, nor is such disclosure customary in our experience. Consequently, we respectfully submit that such information should not be included.

     Holders of and amounts of shares subject to the 1.5 million share escrow arrangement should be indicated.

 Response:Holders of the Escrow Shares and their respective escrowed amounts have been disclosed in the Pre-Effective Amendment, under the sub-heading "Principal and Selling Security Holders - Escrow Shares."

Mr. Richard K. Wulff
November 8, 1996
Page 3


Underwriting - Page 54
----------------------

     The terms for a cashless exercise of the underwriter warrants should be specified.

Response:The requested disclosure is included in the Pre-Effective Amendment under "Underwriting."

Part II - Item 15
-----------------

     The factual basis for the claimed exemptions, especially with respect to the April 1996 private placement should be specified.

Response: Page II-2 of the Pre-Effective Amendment reflects that: (i) the January 30, 1996 issuances were effected pursuant to a claim of exemption under
Section 4(2) of the Act; (ii) the March and April 1996 placements were made in reliance upon a claim of exemption pursuant to Rule 506 of Regu lation D; and
(iii) the participants in the March and April 1996 private placements were accredited investors as that term is defined in Rule 501(a) of Regulation D. The Company did make all necessary regulatory filings.

Accounting Comments
-------------------

Report of Independent Accountants, page F-2.
-------------------------------------------

     An unrestricted audit report should be included in a pre-effective amendment.

Response:   An unrestricted audit report is included in the Pre-Effective
Amendment.

Certain Transactions, page 45-46.
--------------------------------

     Supplementally advise the staff of the basis for management's belief that the redemption of 100 shares of On Ramp's common stock for $1,000,000 in April of 1996 did not and does not preclude the Company's ability to use the pooling-of-interests method within two years of the distribution. Ref er to paragraph 47c of APBO no. 16. Given that this transaction was done in contemplation of the merger, it would appear that the deal should be accounted for as a purchase business combination.

Response:   In evaluating whether the business combination with On Ramp, Inc.
should be accounted for using the pooling of interests method, the Company and BDO Seidman, LLP considered, among other things, whether the redemption transaction referred to in the staff's comment and discussed in Note 8 to the Company's financial statements caused a violation of paragraphs 47c ord of APB Opinion No. 16. The Company believes, and BDO Seidman agrees, that the transaction does not violate APB 16 and,

Mr. Richard K. Wulff
November 8, 1996
Page 4


accordingly, that pooling of interests accounting for the On Ramp business combination is appropriate . Set forth below is further information about the transaction and the rationale for this conclusion.

     From its formation in February 1994 until April 10, 1996, On Ramp was owned by three stockholders. The stockholders were Adam Curry, Ronald Hartenbaum, and Gary Schonfeld (with each owning one-third). On April 10, 1996, On Ramp and the shareholders entered into a Stock Purchase Agreement (a ha rd copy of which is being delivered under separate cover) pursuant to which On Ramp acquired the shares owned by Hartenbaum and Schonfeld. The purchase price consisted of $1 million cash and contingent consideration. The Stock Purchase Agreement provided that if Curry sold his On Ramp shares within two years of April 10, 1996 and received value in excess of an amount specified in the Agreement, the two selling shareholders would be entitled to a portion of those proceeds.

    The Company and BDO Seidman considered the transaction described above in evaluating whether pooling of interests accounting for the business combination with On Ramp would be appropriate. They considered, among other things, whether the transaction would violate paragraph 47c of APB 16, which states, "None of the combining companies changes the equity interest of the voting common stock in contemplation of effecting the combination . . . ," or paragraph 47d of APB 16, which states, "Each of the combining companies reacquires shares of voting common stock only for purposes other than business combinations . . . ." They also considered the provisions of ASR 146-A, which states, "It must be recognized, however, that circumstances may exist where a company is obliged by contract to reacquire specific shares or must reacquire specific shares to settle outstanding claims. For example, reacquisition might be made to (1) comply with an agreement to purchase stock upon the death of a stockholder, . .
 . and (4) repurchase stock from employees pursuant to contractual rights or obligations. Such contracts or claims provide persuasive evidence that resulting reacquisitions were not made in contemplation of a business combination to be treated as a pooling of interests."

     On Ramp was formed in February 1994. In February 1995, the On Ramp shareholders executed a Shareholders Agreement, a copy of which is also being delivered under separate cover. The Agreement confirmed the employment of each of the shareholders as officers of On Ramp (Section 4(a)). It also est ablished a requirement that On Ramp purchase and a shareholder sell all of the shares owned by a shareholder and the prices of such repurchases if certain events occurred. Those events included the death of a shareholder and the termination of a shareholder's employment (Section 3.1.1.). In the eve nt of death, the price of such repurchase would be based on the company's value, as periodically agreed to by the shareholders (Sections 3.5.1(a) and (b)). (On October 11, 1995, the shareholders agreed on a value of $3 million. They evidenced this agreement by signing the certificate of agreed valu e called for by Section 3.5.1(b) of the Shareholders Agreement.) In the event of termination of employment, the price of such repurchase would be 70% of book value as of the end of the preceding fiscal quarter (Sections 3.5.1(a) and 3.5.2.).

Mr. Richard K. Wulff
November 8, 1996
Page 5


     The Shareholders Agreement was executed in February 1995, about the time On Ramp completed its first year of operations. In that first year, On Ramp had revenues of only approximately $200,000, a loss of approximately $185,000 and negative equity of approximately $107,000. At that time, On Ram p's value was probably not significant.

     At about that time, On Ramp began working jointly on projects (coproducing Internet events) with Ronald Bloom. Based on the working relationship developed through of these projects, Adam Curry, On Ramp's chairman, invited Bloom to join On Ramp. Bloom expressed a desire to acquire an equity int erest in On Ramp in connection with his joining the company. The two On Ramp shareholders other than Curry objected. Curry promised Bloom that he would find a way for Bloom to eventually acquire an equity interest in On Ramp, and in March 1995 Bloom became the general manager (effectively the chief operating officer) of On Ramp.

     Bloom took several actions that improved the operating performance of On Ramp. He closed On Ramp's San Francisco office and moved a portion of its operations to the headquarters in New York. He brought in approximately a dozen major new customers. He tripled On Ramp's prices. He established th e people and systems to operate the company in a more structured, businesslike manner. On Ramp's revenues for the year ended February 29, 1996 grew to approximately $2.1 million (from approximately $200,000 in 1995), and its 1996 net income improved to approximately $125,000 (from a loss of approxi mately $185,000 in 1995).

    During this period of rapid growth, a strategy issue emerged. The shareholders' original vision had been to exploit the Internet by selling advertising to be provided on it. However, much of the growth had occurred as a result of projects in which On Ramp provided the technology for delivering content (provided by others) on the Internet and solved other technical problems encountered by clients in the their efforts to utilize the Internet.
In October 1995, Bloom and Curry prepared a business plan and presented it to the other shareholders. The plan called for changing strategy and focusing on becoming a technology company. This strategy was chosen because Bloom and Curry believed it could result in much more rapid growth. However, accomplishing the plan would require a large infusion of capital. The other shareholders rejected the plan. They preferred to continue with the previo us strategy and to attempt to grow using internally generated funds. Because of this fundamental difference of opinion regarding the company's strategic direction, Curry decided at that time to take action to gain control of the company.

     In November 1995, Curry discussed with the other shareholders the idea of their leaving the company and selling their equity positions. The other shareholders were agreeable to the idea; however, the Shareholders Agreement presented an obstacle. The Shareholders Agreement provided that in the event of termination of employment, a shareholder's shares would be repurchased for 70% of book value as of the end of the preceding fiscal quarter. At that point, book value was not significant. (By February 29, 1996 the book value of On Ramp had grown (through 1996 capital contributions and earnings of approximately $125,000) to only approximately $400,000.) Thus, the price the terminating shareholders would receive

Mr. Richard K. Wulff
November 8, 1996
Page 6


under the Shareholders Agreement was substantially less than a price based on the $3 million value of the company the shareholders had agreed to and reflected on the certificat e referred to above. Thus, it was clear that the Shareholders Agreement needed to be amended, and the shareholders informally agreed that they would terminate and On Ramp or Curry would purchase their equity interests for $1 million each. An informal agreement to separate having been reached, the s hareholders other than Curry discontinued virtually all involvement in the business. (As a result of their discontinuing their involvement, the Stock Purchase Agreement (Section 6(a)(iii)) contains a provision requiring On Ramp and Curry to indemnify the selling shareholders against liabilities ari sing after November 15, 1995.)

      This initiated a search by Bloom and Curry for capital to infuse into On Ramp and fund the purchase of the other shareholders' shares. Several companies expressed interest, and in December 1995 discussions reached an advanced stage with a large Dutch company called Audax. These discussions le d to the companies' lawyers drafting a letter of intent (which was never signed) which contemplated a $500,000 equity investment and $2.5 million loan by Audax, the sale by the other On Ramp shareholders of their equity interests, and the acquisition of an equity interest in On Ramp by Bloom.

      On Ramp came very close to closing the Audax transaction. However, progress on closing was severely hampered by two obstacles. There was haggling by the other On Ramp shareholders over the terms of the sale of their equity interests. In addition, On Ramp had been working with Audax on a joint project, and the working relationship was proving to be difficult.

      While this was happening, On Ramp was continuing to pursue other capital raising opportunities. In connection with this effort, Bloom was introduced to Benchmark Equity Group, Inc. and Scott A. Mednick, who, along with Bloom and Christopher Efird, a principal of Benchmark, would become the fo unders of Think. Bloom believed that market conditions presented a significant opportunity and that time was of the essence in taking advantage of the opportunity. He was dissatisfied with the pace of events at On Ramp. He was impressed with the complement of the Think principals' skills and their vision and believed that he might achieve greater success by allying himself with them. As a result, Bloom told Curry that while he did not intend to leave On Ramp until the development of Think required it, he could not pass up the opportunity to participate in Think, and in January of this year B loom became one of Think's founders.

      The transaction with Audax was never completed, and On Ramp subsequently entered into a nonbinding letter of intent to be acquired by Think. In March and April 1996 Think raised capital through the sale of the 10% Notes and 12% Notes discussed in the Registration Statement. The On Ramp shareh olders modified the terms of the stock purchase from $2 million cash to the combination of $1 million cash and contingent consideration described above. On April 10, 1996 Think made a loan to On Ramp, On Ramp and its shareholders executed the Stock Purchase Agreement, and On Ramp used a portion of the cash borrowed from Think to acquire two-thirds of its outstanding shares. At that time (and until the combination occurred on June 30, 1996) the relationship between On Ramp and Think was exclusively that of debtor and creditor, the consideration to be given in the contemplated combination of T hink and On Ramp had not

Mr. Richard K. Wulff
November 8, 1996
Page 7

been finalized, and there was no obligation whatsoever on the part of the companies to combine or otherwise pursue any activities together.

As discussed above:

      . The event that led to the decision by On Ramp and the selling share-holders to terminate their relationship was a fundamental disagreement regarding the strategic direction of the company.

      . The disagreement occurred and the shareholders agreed to separate not only before they had been introduced to Think, but also before Think existed.

      . On Ramp was obligated to reacquire these specific shares under a contract. Both the execution of the original contract and the modification of it (i.e., with respect to purchase price) occurred prior to the time the business combination with Think was initiated. (Paragraph 46a of APB 16 st ates, "A plan of combination is initiated on the . . . date that the major terms of a plan, including the ratio of exchange of stock, are . . . formally made known to the stockholders of any one of the combining companies." Paragraph 47a further states, "Altering the terms of exchange of stock cons titutes initiation of a new plan of combination . . . ." The parties made significant modifications in the ratio of exchange in late June. Thus, the plan of combination was not initiated until after the April 10, 1996 date on which the Stock Purchase Agreement was executed.)

      . The modification of the Shareholders Agreement that was effected on April 10, 1996 was not, as discussed in ASR 146-A, "contrived to skirt the requirements of APBO 16." Rather, the unanticipated increase in the value of On Ramp had resulted in a situation where the monetary penalty for ter mination had become so severe that the Shareholders Agreement ceased to fulfill its purpose of providing a practical means for governing the ownership and transfer of On Ramp shares.

      . The obligation to pay the contingent consideration that is owed to the On Ramp selling shareholders is an obligation of Curry (a combining company stockholder) (Section 7(a)). It is not an obligation of either of the companies participating in the business combination and therefore does no t violate paragraph 47g of APB 16.

        For these reasons, the management of Think has concluded that there is persuasive evidence that the April 10, 1996 On Ramp transaction was not entered into in contemplation of the plan of combination with Think, that On Ramp reacquired the stock for purposes other than business combinations, and, accordingly, that the transaction does not preclude the use of the pooling of interests method of accounting for the combination of Think and On Ramp. BDO Seidman, LLP agrees with this conclusion.

Mr. Richard K. Wulff
November 8, 1996
Page 8

        Supplementally advise the staff of the basis for management's belief that the loans to On Ramp and to Internet One for 1.6 million and $70,000, respectively, which were secured by pledges of common stock that the Company subsequently acquired in the transaction consummated in June of 1996 do not constitute a violation of the application of the pooling-of-interests method as discussed in paragraph 48b of APBO no. 16.

Response: The Company and BDO Seidman believe that paragraph 48b of APB 16 does not prohibit transactions such as the loans to On Ramp and Internet One referred to in the staff's comment.

        Paragraph 48b applies to transactions entered into subsequent to the consummation of the combination. However, the paragraph does not deal with business arrangements that might be entered into between the companies during negotiations or between initiation and consummation. These loans were m ade prior to the initiation of the business combination transactions.

        In addition, paragraph 48b deals with transactions for the benefit of the former shareholders of a combining company which in effect negate the exchange of equity securities, such as the guaranty a loan made to a shareholder which is secured by the shareholder's stock. In this case the loans were not made to the shareholders and were not for the direct benefit of the shareholders. Rather, the loans were made to the combining companies. The Company and BDO Seidman believe that the fact that the loans might indirectly have benefited the combining company shareholders by strengthening the combining companies prior to consummation should not prevent pooling of interests accounting. Further, the loan transactions do not negate the exchange of equity securities or counteract the effect of combining shareholder interests.

        The Staff has noted the disclosure regarding the conversion in August of 1996 of $27,000 of 10% notes into 325,000 shares of common stock. Supplementally advise the staff how the converted shares were valued as it appears they were converted at a price well below the offering price.

Response: The $27,000 of 10% Notes referred to in the staff's comment were convertible notes, as discussed in Note 5 to the Company's financial statements. The conversion of these Notes into 216,667 shares of common stock (as adjusted for the 2-for-3 reverse stock split in November 1996), as discus sed in Note 12, occurred pursuant to the original terms of the Notes.

        Interpretation No. 1 to APB Opinion No. 26 states that when debt is converted "pursuant to the existing conversion privileges of the holder . . . the carrying amount of the debt, including any unamortized premium or discount, is credited to the capital accounts upon conversion to reflect the stock issued and no gain or loss is recognized." The Notes were converted in accordance with their original conversion terms. Accordingly, the shares issued upon conversion were valued at $27,000, the carrying amount of the Notes on the conversion date.

Mr. Richard K. Wulff
November 8, 1996
Page 9


Moreover, the Board of Directors believes t hat the conversion price of the Notes represented the fair market value per share at the time of issuance of the Notes.


Pro Forma Data, p. F-10.
-----------------------

        Given the consistent losses and the absence of loss carrybacks, the adjustment reflecting a tax benefit should be deleted since it is not factually supportable nor does it reasonably meet the SFAS 109 criteria of "more likely then not."

Response: As requested in the comment, the pro forma adjustment reflecting a tax benefit has been deleted.


Note 8, p. F-17.
---------------

        Please advise the staff about the identities of the 2 On-Ramp shareholders who terminated their employment.

Response: As indicated in the response to comment 8, the two On Ramp shareholders who terminated their employment were Ronald Hartenbaum and Gary Schonfeld.

Note 10. Related Party Transactions, page F-19.
----------------------------------------------

        Disclose the forgiveness of On Ramp's debt as mentioned above in the Certain Transactions section of the document on page 45.

Response: As requested in the comment, disclosure of the forgiveness of On Ramp's debt as mentioned in Note 10 to the Company's financial statements has been added to the Certain Transactions section of the document.

        Your continued consideration and that of the staff is sincerely appreciated. Please feel free to contact me at (202) 659-0494, or Jeff Lenz of BDO Seidman, LLP with respect to accounting concerns, at (312) 616-4632 with any further questions or comments that you may have. We look forward to hearing from you at your earliest convenience.

                                          Yours very truly,



                                          Ralph V. De Martino

RVD/pal

Mr. Richard K. Wulff
November 8, 1996
Page 10



cc:   Sheldon Misher, Esq. (with enclosures)
      Marc Goldfarb, Esq. (with enclosures)
      Mr. Lee Graul
      Mr. Jeff Lenz
      Mr. Chris Smith
      Mr. Scott Mednick
      Victoria A. Baylin, Esq.


Documents Being Delivered Under Separate Cover
----------------------------------------------

Shareholders Agreement dated February 6, 1995
Stock Purchase Agreement dated April 10, 1996